December 5, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Ms. Kathleen Collins
Accounting Branch Chief

Re:	PCTEL, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2007
Filed March 21, 2008
Definitive Proxy Statement on Schedule 14A
Filed on April 28, 2008
Forms 8-K filed on February 19, 2008 and April 24, 2008
File No. 000-27115
Dear Ms. Collins:
     The following additional information is provided in response to the oral comments received by the Company from the Staff during a conference call on November, 24, 2008. Per our notes, the subject of the conference call was the Company’s accounting in 2006 for the Agere royalty agreement and litigation settlement agreement. Specifically: (1) for the Company to demonstrate the relative fair values of the royalty element (i.e. revenue) from the settlement element (i.e. other income); (2) if the fair value of the settlement is material to the consolidated financial statements, consider restating the 2006 consolidated financial statements by recording that element as other income, and; (3) to consider enhancing the significant accounting policy footnote on revenue recognition to incorporate a description of how the Company separates royalty revenue from settlement other income.
     In accordance with the comments made by Mr. Eric West on December, 10, 2007 at the 2007 AICPA National Conference on Current SEC and PCAOB Developments related to accounting for litigation settlements, the Company used the residual method, as described in EITF 00-21, to determine the fair value of the settlement element.
     The Company has two types of licenses. The first is where the license is a pay per unit license. The royalty rate is contractually stated and supported by periodic royalty reports from the licensee. The second is where the license is a perpetual license. The

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471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 /www.pctel.com
PCTEL Inc. © 2005

royalty rate is imputed through the use of published industry reports which indicate the estimated modem revenue and market share of the industry participants, both historical and forecasted.
     In order to establish a comparable royalty rate through the use of objective and reliable evidence of fair value, as described in EITF 00-21, Revenue Arrangements with Multiple Deliverables, we calculated the weighted average historical royalty rate from negotiated licenses (i.e. obtained without litigation), which is 0.7624% of revenue subject to royalty. The Agere license is a perpetual license. We determined the estimated past and future modem revenue subject to royalty for Agere at $905 million through the use of published industry reports, as previously described. Based on the $7,000,000 consideration and the estimated Agere revenue subject to royalty, the implied rate paid by Agere was 0.7735%. We applied the 0.7624% weighted average historical royalty rate to the estimated Agere revenue (i.e. $905 million). The resulting calculation ascribed $6,899,000 of the $7,000,000 consideration to the value of the license, leaving $101,000 ascribed to the settlement under the residual method which should be reported as other income, but was reported as license revenue.
     We utilized Staff Accounting Bulletin No. 99 to evaluate whether recording the $101,000 fair value of the settlement as other income, rather than revenue is material to the consolidated financial statements.
     The quantitative criteria to be considered are presented in the table below as if the change had been made.

	As		With
($ Thousands)	Reported	Change	Change	% Different
Major Income Statement Lines
PCTEL Revenue	76,768	(101)	76,667	−0.1%
License Segment Revenue	8,680	(101)	8,579	−1.2%
PCTEL Gross Profit	36,839	(101)	36,738	−0.3%
License Segment Gross Profit	8,658	(101)	8,557	−1.2%
PCTEL Operating Profit	(19,722)	(101)	(19,823)	0.5%
Net Income (Loss)	6,031	—	6,031	0.0%

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471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 /www.pctel.com
PCTEL Inc. © 2005

	As		With
Year Over Year Change Rate Trends	Reported	Change	Change	% Different
PCTEL Rev Growth Rate 2007	−9.0%	0.2%	−8.8%	2.2%
PCTEL Rev Growth Rate 2006	8.4%	−0.1%	8.3%	−1.2%
License Seg. Rev. Growth Rate 2007	−91.0%	1.0%	−90.0%	−1.1%
License Seg. Rev. Growth Rate 2006	279.0%	−4.0%	275.0%	−1.4%
PCTEL Gross Profit Growth Rate 2007	−13.0%	0.3%	−12.7%	−2.3%
PCTEL Gross Profit Growth Rate 2006	22.4%	−0.4%	22.0%	−1.8%
License Seg. Gross Profit Growth Rate 2007	−90.8%	0.1%	−90.7%	0.1%
License Seg. Gross Profit Growth Rate 2006	293.3%	−4.5%	288.8%	−1.5%
PCTEL Operating Profit Growth Rate 2007	80.0%	0.1%	80.1%	0.1%
PCTEL Operating Profit Growth Rate 2006	−245.5%	−1.8%	−247.3%	0.7%
Net Income (Loss) Growth Rate 2007	na	na	na	na
Net Income (Loss) Growth Rate 2006	na	na	na	na
     The qualitative criteria to be considered are presented in the bullet points below. In each bullet point the qualitative consideration is first quoted from the Accounting Bulletin in italics, followed by the Company’s discussion which is underlined.
•	“Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate”. — The calculation of royalty rates are measured by using estimates of revenue subject to royalty derived from independent third party industry reports. There is inherently a limited level of imprecision in the data presented in such industry reports, as it is collected from multiple independent inputs. However, the modem industry participants also read these reports, and have the opportunity to contact an issuer for revisions should they feel the reported results for their company are misrepresented. As a result, we believe that the industry data would provide a reasonable basis for the value of the royalties in the market place.
•	“Whether the item misstatement masks a change in earnings or other trends”. — The misstatement does not affect net earnings, the balance sheet, or cash flow. We have included the impact of the misstatement on other trends in the quantitative table presented above. On a qualitative basis, the Company started reporting in its public filings after the Agere settlement that all the major potential licensees had been licensed and that it expected the segment revenues to decline significantly going forward.
•	“Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise”. — The misstatement does not affect net earnings, the balance sheet, or cash flow.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 /www.pctel.com
PCTEL Inc. © 2005

•	“Whether the misstatement changes a loss into income or vice versa”. — The misstatement does not effect net income nor does it change gross profit or operating profit from a loss into income or vice versa.
•	“Whether the misstatement concern’s a segment or other portion of the registrant’s business that has been identified as playing a significant roll in the registrants operations or profitability”. — The misstatement concern’s the Licensing segment. We have included the impact of the misstatement to the segment reporting in the quantitative table presented above.
•	“Whether the misstatement affects the registrant’s compliance with regulatory requirements”. — There are no regulatory requirements related to the accounting classification issue.
•	“Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements”. — The company has no debt agreements requiring financial statement covenants.
•	“Whether the misstatement has the effect of increasing management’s compensation”. — There was no effect to management’s compensation. Revenue achievement was the only goal in the Company’s short term incentive plan that could be affected by the misstatement. Management scored zero achievement on the revenue goal in 2006, both with and without the misstatement.
•	“Whether the misstatement involves concealment of an unlawful transaction”. — The reclassification does not involve an unlawful transaction.
•	“Whether the misstatement impacts the volatility of the price of registrant’s securities”. — The misstatement does not affect net earnings, the balance sheet, or cash flow. We have included the impact of the misstatement on other trends in the quantitative table presented above.
•	“Whether the misstatement was intentional in order to “manage” reported earnings”. — The misstatement does not affect net earnings.
     We conclude that the misstatement is not material to the presentation of the consolidated financial statements and that a restatement of the consolidated financial statements is not warranted. On a quantitative basis, the percent difference of the misstatement is not significant to any major line of the income statement or the related trends. There is no impact to net earnings, the balance sheet, or cash flow. On a qualitative basis, the considerations contemplated in the Accounting Bulletin are either impacted insignificantly or are not applicable.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 /www.pctel.com
PCTEL Inc. © 2005

     In order to enhance the disclosure of how litigation settlements are accounted for, we would rewrite our revenue recognition accounting policy footnote presented in our periodic filings as follows. The first paragraph is the footnote from the 2007 10-k, which we propose to leave unchanged. The second paragraph, in italics, we propose to add to the footnote on a prospective basis in our filings.
     “We license our modem technology through the licensing program. The licensing of the intellectual property is recorded as revenue. We record intellectual property licensing revenue when it has a licensing agreement, the amount of related royalties is known for the accounting period reported, and collectibility is reasonably assured. Knowledge of the royalty amount specific to an accounting period is either in the form of a royalty report specific to a quarter, a contractual fixed payment in the license agreement specific to a quarter, or the pro-rata amortization of a fixed payment related to multiple quarters over those quarters using the operating lease method. If a license agreement provides for a fixed payment related to periods prior to the license effective date (the past) and volume-based royalties going forward, the fixed payment is recognized at the license effective date and the volume based royalties are recognized as royalty reports are received. If the license provides for a fixed payment for the past and for a finite future period, to be followed by volume based royalties thereafter, the fixed payment is recorded under the operating lease method and recognized pro-rata from the effective date through the end of the period covered by the fixed payment. If a one-time license payment is made for a perpetual license, with no future obligations, revenue is recognized under the capitalized lease method upon the effective date.
     For license agreements arrived at where litigation is involved, the Company considers such arrangements to have both an intellectual property licensing element and a litigation element. For these multiple element arrangements, the Company allocates a portion of the total settlement amount to the intellectual property licensing element based upon the estimated fair value of the intellectual property licensing element using its historical sold-separately experience. Using the residual method, the Company then allocates the remaining settlement amount to the litigation element which is recorded as Other Income. Through December 31, 20XX, no significant amounts have been allocable to the litigation element.”
     Based on the nature of the comments from the Staff and the supplemental responses of the Company set forth in this letter, we respectfully submit that amendments of the Company’s public reports cited at the beginning of this letter would not provide materially meaningful information and therefore are not necessary. We propose to comply on a prospective basis.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 /www.pctel.com
PCTEL Inc. © 2005

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     Please direct any further questions or comments to me (630) 339-2102. In addition, we would request that you provide a facsimile of any future correspondence regarding this matter to my attention at (630) 233-8076.

	By:	/s/ John Schoen
DATE: December 5, 2008		NAME:	JOHN SCHOEN
		Title:	Chief Financial Officer

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 /www.pctel.com
PCTEL Inc. © 2005